UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2013

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	x	Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

Yes	No	x

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

Yes	No	x

Investor Relations PRESS RELEASE No. RI004

Grupo Televisa Welcomes Planned Constitutional Reforms to Mexico’s
Telecommunications and Broadcasting Sectors

MEXICO CITY, March 11, 2013 – In response to the planned constitutional reform to the telecommunications and broadcasting sectors introduced today by the President and the political parties supporting the “Pacto por México,” Grupo Televisa S.A.B. (“Grupo Televisa”) today stated the following:

1.	We welcome the constitutional initiative presented. It promotes competition in the broadcasting and telecommunications sectors.

2.	Grupo Televisa fully supports the need for more modern telecommunications and broadcasting industries in Mexico. They are key to the development of the national economy. This constitutional initiative should establish an environment conducive to meaningful investment in these sectors.

3.	Grupo Televisa strongly believes that competition is the best engine for economic development and growth. The initiative, therefore, will enhance the sector’s potential.

4.	In terms of broadcast television, this initiative presents Grupo Televisa with important challenges. For that reason, Grupo Televisa will continue to invest in the production of best-in-class content, as it has for over 60 years, promoting the country’s national identity and culture both in Mexico and in more than 60 countries where our content is available.

5.	In the telecommunications sector, Grupo Televisa has made important investments and is confident that it can compete in a level playing field with new rules, such as those contemplated in the reform, which takes into consideration the asymmetries in the telecommunications industry. Grupo Televisa will continue to actively participate in the development and offering of pay TV services, broadband internet access and fixed and mobile telephony, at lower prices and better quality.

About Televisa
Grupo Televisa, S.A.B., is the largest media company in the Spanish-speaking world based on its market capitalization and a major participant in the international entertainment business. It has interests in television production and broadcasting, production of pay-television networks, international distribution of television programming, direct-to-home satellite services, cable television and telecommunication services, magazine publishing and distribution, radio production and broadcasting, professional sports and live entertainment, feature-film production and distribution, the operation of a horizontal internet portal, and gaming.

Disclaimer. This press release contains forward-looking statements regarding the Company’s results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in “Item 3. Key Information – Forward-Looking Statements” in the Company’s Annual Report on Form 20-F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this press release and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations:
Carlos Madrazo / Eduardo Nestel
Tel: (52 55) 5261 2445 / Fax: (52 55) 5261 2494 / ir@televisa.com.mx

Media Relations:
Alejandro Olmos / Tel: (52 55) 4438 1205 / aolmosc@televisa.com.mx
Regina Moctezuma / Tel: (52 55) 5224 5456 / moctezumag@televisa.com.mx

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: March 12, 2013	By:	/s/ Joaquín Balcárcel Santa Cruz
		Name:	Joaquín Balcárcel Santa Cruz
		Title:	General Counsel